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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShoreBridge Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Blagdon — 212 698-8548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early, LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I __Douglas Blagdon_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__ShoreBridge Capital Advisors LLC_____, as
of __December 31,_____, 2016____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions _____

_____

_____



Signature _____

Title _____



Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ShoreBridge Capital Advisors LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2016

ShoreBridge Capital Advisors LLC
Index
As of December 31, 2016

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ShoreBridge Capital Advisors, LLC

We have audited the accompanying statement of financial condition of ShoreBridge Capital Advisors LLC (the "Company") as of December 31, 2016 and the related notes to the statement of financial condition. This financial statement is the responsibility of ShoreBridge Capital Advisors LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Untracht Early LLC

Florham Park, New Jersey
February 24, 2017

ShoreBridge Capital Advisors LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 412,769
Accounts receivable	417,105
Prepaid expenses	2,318
Total assets	$ 832,192
Liabilities and Member's Equity	
Accounts payable and other accrued expenses	$ 34,980
Total liabilities	34,980
Member's equity	797,212
Total Liabilities and Member's Equity	$ 832,192

See Notes to the Statement of Financial Conditon.

1. Organization

ShoreBridge Capital Advisors LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 12, 2015. The Company is a wholly-owned subsidiary of ShoreBridge Capital Partners LLC (the "Parent"). On February 4, 2016 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of private placement of securities, Mergers and Acquisitions, corporate financing, investment advisory services and referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

ShoreBridge Capital Advisors LLC does not hold customer funds or securities, therefore it is exempt from the requirement of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Fees earned for services provided are recognized when (a) there is evidence of an arrangement with a customer or affiliate, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Recent Accounting Pronouncements
In May 2014, the FASB issued guidance on revenue from contracts with customers. This update is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This accounting guidance is effective prospectively for annual reporting periods, and interim periods within that period, beginning after December 15, 2018, and early adoption is permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt the new standard when it takes effect. We have not yet determined the potential effects of the adoption of this standard on our financial statements.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. As of December 31, 2016, the Company would have owed $34,653 in UBT expense.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3.   **Transactions with Related Parties**

The Company has entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide office and administrative services at no charge to the Company. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The value of the services provided by the Parent for the year ended December 31, 2016 was approximately $688,000.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Concentrations**

The Company earned placement fees from two clients that accounted for 100% of advisory fees in 2016. At December 31, 2016, 58% of the Accounts Receivable was from one of those clients.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5. **Member's Equity**

For the period ended December 31, 2016, the Company recorded $335,000 in capital contributions net of commissions and distributed $488,199 of capital to the Parent. The capital contribution was related to the revenue receivable on a placement agreement that was assigned to the Company by an unaffiliated broker-dealer.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 for the twelve months after commencing business as a broker dealer. At December 31, 2016, the Company had regulatory net capital of $401,122 which was $396,122 above the required net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .0872 to 1 at December 31, 2016.

7. **Commitments and Contingencies**

The Parent of the Company is the named lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. As of December 31, 2016 there were no claims or lawsuits brought by or against the Company.

8. **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

9. **Subsequent Events**

Management of the Company evaluated subsequent events or transactions that occurred from January 1, 2017 through February 24, 2017, the date these financial statements were issued. During this period the Company distributed $350,000 to the Parent. In addition, the Company amended its ESA as such that the Company will now incur its proportionate share of expenses as defined. According to this agreement, the Company reimbursed the Parent approximately $100,000 for expenses incurred in January.